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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2006

                       Commission File Number: 001-04307

                               HUSKY ENERGY INC.
            (Exact name of registrant as specified in its charter)

            707 - 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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On April 18, 2006, Husky Energy Inc. issued a press release announcing its quarterly dividend for the three month period ended March 31, 2006 payable July 3, 2006. The press release is attached hereto as Exhibit A.




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date:  April 19, 2006

                                                                     EXHIBIT A
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[GRAPHIC OMITTED]
HUSKY ENERGY INC.

                             N E W S

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                                                                April 18, 2006

For immediate release

                   HUSKY ENERGY ANNOUNCES QUARTERLY DIVIDEND

CALGARY, ALBERTA - The Board of Directors of Husky Energy Inc. has announced a quarterly dividend of $0.25 (Canadian) per share on its common shares for the three-month period ended March 31, 2006. The dividend is payable on July 3, 2006 to shareholders of record at the close of business on May 26, 2006.

HUSKY ENERGY IS A CANADIAN BASED INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS A PUBLICLY TRADED COMPANY LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.


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For further information, please contact:
Colin Luciuk
Manager, Investor Relations &
Corporate Communications
Husky Energy Inc.
(403) 750-4938





             707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
             T: (403) 298-6111  F: (403) 298-7464